Exhibit 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE MONTHS ENDED MARCH 31, 2024

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	13
3	REVIEW OF FINANCIAL RESULTS	13
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	16
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	23
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	26
7	FINANCIAL CONDITION AND LIQUIDITY	28
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	32
9	CONTINGENCIES	33
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	34
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	35
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	38

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on May 9, 2024, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three months ended March 31, 2024 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2023 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB").

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•	Gross profit excluding Depreciation and Amortization (“DA”);
•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures; and
•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

1.	HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold had a transformative year in 2023, marking a significant evolution in its corporate structure, with efforts continuing into the first quarter of 2024 to optimize and enhance operations. With the successful financing and public listing in September of 2023, the Company established a solid foundation for its operational optimization and growth strategy. Allied's robust project pipeline is set to deliver unparalleled growth in production and key financial metrics over the medium and long term, building on its already substantial sustainable production platform.

Currently, the Company's primary focus, which is well underway, is to transition from accumulating a portfolio of high-quality, high-potential assets to stabilizing and optimizing operations. This strategic shift also involves developing high-quality growth projects and delivering shareholder value and returns. The public listing represented a pivotal moment, aligning with the appointment of a seasoned management team committed to these objectives, which is actively investing in key operational improvements, aimed at enhancing productivity, reducing costs, and increasing cash flows. In addition, the Company is dedicated to advancing the fully permitted and significant projects at Kurmuk and Sadiola.

Guided by experienced mining executives, including veterans from Yamana Gold and other leading precious metal mining firms, and backed by extensive regional expertise, Allied is strategically positioned for enhanced operational and financial performance. Notably, the gross proceeds from the Company's public listing included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the Company's strategic initiatives and long-term vision. The aggregate ownership of management and Board members in the Company, at the time of the public offering, totaled 22.7%. This includes 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who led the significant investment by incoming management, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company, demonstrating strong alignment with shareholders and a firm commitment to value creation.

Management has begun developing an optimization plan encompassing a series of enhancements to increase production and improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the augmented provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the mineral reserves of oxide ore at Sadiola, as well as the advancement of exploration efforts at several high quality exploration targets at the Kurmuk project, expected to significantly increase the Mineral Resources and Mineral Resources at the project. As importantly, these efforts are supplemented by ongoing improvements to mine plans. In addition, management has also begun a program of further engagement with its workforce, local stakeholders, and governmental entities, to ensure better alignment.

Allied has focused on simplifying its capital structure and continues to enhance its financial flexibility. The re-payment of historical debt with Orion Financial Partners and Auramet, with proceeds from the financing, significantly enhanced the Company's financial position, as it starts its deployment of capital and growth phase. Further, the Company signed a three-year, undrawn, $100 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial flexibility to support growth while mitigating downside price risks. Additionally, Allied has adopted a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices. The Company acknowledges that the transitional phase resulted in earnings volatility in the third and fourth quarters of 2023, primarily due to transaction-related costs, normalization of working capital and one-off events. Normalizing the Company's working capital, ensuring stable accounts payable balances, and optimizing supplier agreements, are integral components of the Company’s strategy to enhance efficiency and reduce costs.

As anticipated, for its first annual year-end as a public company in 2023, Allied demonstrated the production capacity of the Company's operations, and established that it could exceed a minimum expected annual production of at least 375,000 ounces, before further optimizations and costs improvements. These optimizations are expected to be realized in 2024 and are reflected in the guidance provided for the year. The Company's strategic approach and commitment to delivering lasting value for the Company's stakeholders remains its central focus and the Company is well positioned to achieve significant production growth, driving a compounded and disproportionate increase in cash flows and profitability.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Operational, Earnings and Cash Flows Highlights:

For the three months ended March 31, 2024, unless otherwise noted

•	Quarterly production of 85,177 gold ounces, in line with provided guidance and with budget. As previously disclosed, production is expected to be weighted to the second half of the year with quarter over quarter variances due to mine sequencing and accessing higher grades as per the mining plan, along with the implementation of operational improvements. Production is expected to increase in the second and third quarters, and with production in the fourth quarter consistent with the third quarter, all of which will align with Allied's guidance of 375,000 to 405,000 ounces for 2024. The relative proportions of production for the first and second half of the year, by mine and consolidated are expected as follows:

	First Half	Second Half
Sadiola	47%	53%
Bonikro	45%	55%
Agbaou	40%	60%
Consolidated	45%	55%

•	Consolidated Production, in relation to the comparative prior year quarter increased meaningfully, as follows:

	For three months ended March 31,		Percentage
	2024	2023	Improvement
Gold Ounces Produced	85,177	78,616	8%

•	The transition of mining operations at Agbaou under the same mining contractor as at Bonikro, which was initiated late last year, has now been completed. The integration is expected to capture future enhanced operational synergies to be realized in subsequent quarters, despite the expected transition-related production impact in the first quarter. At Bonikro, processing improvements that resulted in a brief plant shutdown in the first quarter of 2024 were completed, and the plant is now operating as expected. Sadiola, in turn, had a strong first quarter, and is poised for sequential and significant production increases for the remainder of the quarters in 2024, supported by the addition of ore from Diba, along with other operational improvements. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. An access road between the plant at Sadiola and Diba has been completed and preparatory work is ongoing. Production from Diba continues to be expected to begin late in the second quarter of 2024 and development work is presently on schedule. Lastly, the Company expects increased production further into 2025, before a step increase in production from significant growth projects that are expected beginning in 2026.

•	Cost of sales, cash costs(1) and AISC(1) per gold ounce sold of $1,614, $1,397, and $1,562, respectively. Consolidated costs were lower compared with the fourth quarter of 2023. Cost improvements are expected to continue for the remainder of the year. At Sadiola, this will be achieved through the increased production resulting from the inclusion of oxide ore from Diba in addition to other improvements. At Agbaou the contractor change-over which impacted first quarter production has been successfully completed, and at Bonikro, the processing plant upgrades and metallurgical control improvements have also been completed, both of which are expected to improve production and costs going forward. Further, as expected and guided, Bonikro's sustaining capital and AISC(1) in the quarter were impacted by capitalized stripping at Pushback 5 ("PB5"). The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter.

•	Sales of 85,136 gold ounces, in line with production.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

•	Operating highlights by mine for the quarter as follows:

For three months ended	Production Gold	Sales Gold	Cost of Sales Per	Cash Cost(1) Per	AISC(1) Per Gold
March 31, 2024	Ounces	Ounces	Gold Ounce Sold	Gold Ounce Sold	Ounce Sold
Sadiola Gold Mine	48,330	44,868	$1,263	$1,172	$1,240
Bonikro Gold Mine	18,631	21,304	$1,880	$1,405	$1,737
Agbaou Gold Mine	18,216	18,964	$2,146	$1,919	$2,125
Total	85,177	85,136	$1,614	$1,397	$1,562

•	Strong performance at Sadiola, with meaningful improvements over the comparative prior period quarter as follows:

	For three months ended March 31,		Percentage
	2024	2023	Improvement
Gold ounces
Sadiola Production	48,330	40,533	19%
Per Gold Ounce Sold
Sadiola Total Cost of Sales(4)	$1,263	$1,447	13%
Sadiola Cash Costs(1)	$1,172	$1,372	15%
Sadiola AISC(1)	$1,240	$1,456	15%

•	As at March 31, 2024, the Company had cash and cash equivalents of $125.4 million. The Company has a three-year, undrawn, $100 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial flexibility to support growth while mitigating downside price risks.

•	Based on recent gold prices, the Company expects to be fully financed based on cash flows, however as a precaution, so that the Company is not dependent on gold price, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on its Côte d'Ivoire assets. The proceeds, which are expected to incur a negligible cost of capital based on Proven & Probable Mineral Reserves and remain competitive when assuming Mineral Resource conversion, will bolster and ensure self-funding for Allied’s extensive exploration and optimization program in Côte d'Ivoire where $16.5 million is allocated for 2024 to advance highly prospective sites such as Oume, located north of the Bonikro mill, as well as Akissi-So, Agbalé and other targets. The stream proceeds will enable strategic enhancements distinct from the current life of mine plans, designed to incrementally advance asset value without diminishing shareholder equity and unlock upside that otherwise would not be readily funded as we pursue growth in other target areas. Given the competitive cost of capital, Allied is also exploring the potential to raise proceeds of about $75-$100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk.

•	To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

•	Net cash used in operating activities for the first quarter was $7.9 million. Operating cash flows before income tax paid and movements in working capital were a strong inflow of $38.0 million, which is significantly higher than both that of the fourth quarter of 2023 and comparative prior period quarter. Current period working capital was impacted predominantly by the payment of year-end related accruals, along with the payment of certain final previously accrued costs associated with the transaction.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

•	Net Profit before Income Tax for the three months ended March 31, 2024 was $12.6 million. Net Loss Attributable to the Shareholders to the Company (“Attributable Net Earnings Loss”) for the three months ended March 31, 2024 was $5.7 million or $(0.02) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $0.9 million or $0.00 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•	On February 21, 2024, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves). The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south of the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t. The increase over the prior year reflected meaningful growth at Sadiola, Agbaou and Kurmuk, and partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

•	On April 10, 2024, the Company announced positive exploration results at Kurmuk's Tsenge gold prospect, the most advanced of several high quality exploration targets at the Kurmuk gold project, and new oxide discoveries at Sadiola's Sekokoto West, one of the new significant targets where ongoing exploration activities continue to successfully uncover additional near-surface oxide gold mineralization. The Tsenge results are part of a program expected to significantly boost the Mineral Resources and Mineral Reserves at Kurmuk, aligning with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project. These successes support the Company’s strategy to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources, aiming to extend the strategic mine life to over 18 years and increase annual gold production to more than 250,000 ounces at an AISC(1) of less than $950/oz. The discoveries at Sekokoto West are poised to enhance production at existing operations and supplement the future ore feed to Sadiola, allowing it to maintain high production levels with lower near-term capital costs as it expands its existing processing infrastructure.

Corporate Development Highlights:

Sadiola Phased Expansion and Diba Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, to be followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company.

The Diba Project is located 15 kilometres south of the processing plant at Sadiola and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. was completed on November 9, 2023. Diba, an oxide and higher grade fresh ore body is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. Engineering studies at Diba progressed, with a maiden Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces. The Company has also been actively engaged with local communities, progressing in permitting, and upgrading roads and infrastructure. The total development costs for the Diba Project, including expenses for an access road to transport ore to the Sadiola plant, are anticipated to be $12 million.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, and supplement Diba ore feed, further contributing to production and costs improvements for the next several years, providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through the first quarter. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Accretive Strategic Ownership Consolidation of the Kurmuk Development Project and Decision to Advance Expanded Kurmuk Project

On September 7, 2023, the Company completed the accretive acquisition of the minority interest previously held in the Kurmuk project by APM Investment Holdings Ltd. (“APM”), consolidating the Company’s ownership to 100%. Upon the declaration of commercial production and completion of certain governmental commitments such as public road upgrades and installation of a power line, a 7% ownership will be issued to the Ethiopian government. The initial consideration for APM consisted of 11,797,753 common shares at a price of $4.45 per share (being the issue price of the recently completed financing for the going public event), totalling $52.5 million, with further payments structured over time, payable in cash or cash and shares at the option of the Company. Notably, there was no upfront cash consideration, highlighting the mutually beneficial nature of the transaction and underscoring APM's confidence in the Company's operational and execution capabilities, both broadly and specifically in relation to Kurmuk.

This consolidation of ownership positions the Company to be able to advance the Kurmuk Project efficiently through construction and development. The ownership consolidation, which is immediately accretive to net asset value per share, simplifies Kurmuk's management structure, de-risks the project execution, and improves the Company's leverage to project optimizations and its exploration upside.

In addition to the accretive ownership consolidation, the Company has made the decision to advance the expanded Kurmuk project through a two-phase development plan with a total capital requirement of approximately $500 million. This plan includes a capital commitment for the first phase of $185 million to be spent through 2023 and 2024. At the end of this phase, the Company will have the opportunity to assess any further optimizations and improvements before deploying the remaining capital for Kurmuk.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Upon completing the initial phase, the Company will have made significant strides in developing Kurmuk, reaching milestones such as engineering, early works, major equipment procurement, civil infrastructure development, camp establishment, mining contractor mobilization, and pre-stripping at the Ashashire deposit. The Company's exploration at Kurmuk also aims to evaluate options for exploiting an anticipated increase in total mineral inventory, potentially leading to greater annual production. Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The expanded project is now expected to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first quarter of 2024. Activities included implementing the staffing plan, mobilizing the EPCM early works team to the site, advancing detailed engineering, formalizing the procurement plan, defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam is progressing well and is scheduled for completion in the second quarter of 2024, ahead of the wet season. Additionally, sufficient accommodations were built during the first quarter of 2024 to facilitate the initiation of starter camp construction in the upcoming reporting period.

Kurmuk is now planned as a plus 240,000-ounce-per-year gold mine with an AISC(1) targeted below $950 per gold ounce, with a strategic target mine life extending for an initial 15 years. The project requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, with the first gold pour expected mid-2026.

Optimization Initiatives

Management has begun developing an optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Health and Safety Highlights:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Incident Rate ("TRIR") for the three months ended March 31, 2024 was 1.40, compared to a TRIR of 0.89 in the comparative prior year period.

For the three months ended March 31, 2024, the Company reported 1.00 Lost Time Incident ("LTI"), compared to nil LTI in the comparative prior year period, which results in a Company Lost Time Incident Rate ("LTIR") of 0.29, compared to a LTIR of nil in the comparative prior year period.

The group did not report any significant Environmental Incidents for the three months ended on March 31, 2024.

In September of 2023, the Company published its 2023 ESG report in accordance with the Sustainability Accounting Standards Board Standards for metals and mining. The report, which does not form part of this MD&A, can be found on the Company’s website.

Artisanal and small-scale gold mining

Artisanal and small-scale gold mining (“ASGM”) presents a complex challenge for the gold mining industry, one the Company actively manages at all of its sites. Most activities within the ASGM sector are informal and unregulated. This unregulated nature poses numerous risks and impacts to people and the environment, especially where ASGM intersects with the Company's activities.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

As a Company, the primary concern with unauthorized entry onto its mining licenses is the safety and security risk it presents to both employees and ASGM miners themselves. The Company has developed a strategy to reduce risks and impact focused on the following areas:

•	Government: Recognizing the role of governments in facilitating dialogue on mutually beneficial initiatives related to managing ASGM.

•	Communities: Strengthen community engagement programs to highlight the risks and impacts of ASGM activities and promote greater awareness of the positive benefits of our mining operations. Support programs that encourage diversified livelihood activities through ongoing community development planning.

•	Law and Justice: Facilitate the development of the law enforcement sector and collaborate with authorities to secure the Company's boundaries.

•	Public Relations: Continue to build relationships with non-government stakeholders to facilitate partnerships on development projects.

As part of the Company's 2024 key priorities, this strategy will be reviewed to include support for national initiatives on ASGM formalization.

Summary of Operational Results

	For three months ended March 31,
	2024	2023
Gold ounces
Production	85,177	78,616
Sales	85,136	83,475
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,614	$1,582
Cash Costs(1)	$1,397	$1,436
AISC(1)	$1,562	$1,548
Average revenue per ounce	$2,053	$1,846
Average market price per ounce*	$2,071	$1,892

*Average market prices based on the LMBA PM Fix Price

Gold production was 85,177 ounces during the three months ended March 31, 2024, compared to 78,616 ounces in the comparative period. The change was driven by strong production at Sadiola. The transition of mining operations at Agbaou under the same mining contractor as at Bonikro, which was initiated late last year, has now been completed. The integration is expected to capture future enhanced operational synergies to be realized in subsequent quarters, despite the expected transition-related production impact in the first quarter. At Bonikro, processing improvements that resulted in a brief plant shutdown in the first quarter of 2024 were completed, and the plant is now operating as expected. Sadiola, in turn, had a strong first quarter, and is poised for sequential and significant production increases for the remainder of the quarters in 2024, supported by the addition of ore from Diba, along with other operational improvements. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. An access road between the plant at Sadiola and Diba has been completed and preparatory work is ongoing. Production from Diba continues to be expected to begin late in the second quarter of 2024 and development work is presently on schedule. Lastly, the Company expects increased production further into 2025, before a step increase in production from significant growth projects that are expected beginning in 2026.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Total cost of sales(4), cash costs(1), and AISC(1) on a gold ounce sold basis were $1,614, $1,397 and $1,562, respectively, for the three months ended March 31, 2024, compared to $1,582, $1,436, and $1,548 in the comparative prior year period. Consolidated costs were lower compared with the fourth quarter of 2023. Cost improvements are expected to continue for the remainder of the year. At Sadiola, this will be achieved through the increased production resulting from the inclusion of oxide ore from Diba in addition to other improvements. At Agbaou the contractor change-over which impacted first quarter production has been successfully completed, and at Bonikro, the processing plant upgrades and metallurgical control improvements have also been completed, both of which are expected to improve production and costs going forward.

Gold sales for the three months ending March 31, 2024 were consistent with production. Prior year sales were higher than production due to the timing of sales and the policies adopted by the then-private Allied Gold.

Average revenue per ounce generally diverges modestly from the average market price mostly due to the impact of ounces delivered under the stream.

Summary of Financial Results:

	For three months ended March 31,
(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	2024	2023
Revenue	$175,067	$154,320
Cost of sales, excluding depreciation and amortization	(123,313)	(122,891)
Gross profit excluding depreciation and amortization(1)	$51,754	$31,429
Depreciation and amortization	(14,135)	(9,139)
Gross profit	$37,619	$22,290
General and administrative expenses	$(14,161)	$(10,625)
Gain (loss) on revaluation of call and put options	—	(10,000)
Loss on revaluation of financial instruments and embedded derivatives	(1,783)	(1,146)
Other (losses) income	(3,415)	45
Net earnings before finance costs and income tax	$18,260	$564
Finance costs	(5,637)	(5,939)
Net earnings (loss) before income tax	12,623	(5,375)
Current income tax expense	$(8,486)	$(7,917)
Deferred income tax expense	(4,979)	(6,069)
Net loss and total comprehensive loss for the period	$(842)	$(19,361)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(5,685)	$(20,433)
Non-controlling interests	4,843	1,072
Net loss and total comprehensive loss for the period	$(842)	$(19,361)

Net loss per share attributable to shareholders of the Company
Basic and Diluted	$(0.02)	$(0.11)

| 11

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Attributable Net Loss for the three months ended March 31, 2024 was $5.7 million, compared to an Attributable Net Loss $20.4 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $0.9 million for the current period, compared to Adjusted Net Loss(1) of $9.7 million in the comparative prior year period. Details of individual adjustments as follows:

	For three months ended March 31,
(In thousands of US Dollars, except per share amounts)	2024	2023
Net Loss attributable to Shareholders of the Company	$(5,685)	$(20,433)
Net Loss attributable to Shareholders of the Company per Share	$(0.02)	$(0.11)
(Gain) loss on revaluation of call and put options	—	10,000
Loss on revaluation of financial instrument	1,783	1,146
Foreign exchange	264	209
Share-based compensation	2,127	1,214
Other adjustments	2,082	(1,798)
Tax adjustments	354	—
Total increase to Attributable Net Earnings (Loss)(2)	$6,610	$10,771
Total increase to Attributable Net Earnings (Loss)(2) per share	$0.03	$0.06
Adjusted Net Earnings (Loss)(1)	$925	$(9,662)
Adjusted Net Earnings (Loss)(1) per Share	$0.00	$(0.05)

Prior year comparative quarter was impacted predominantly by the Endeavour Gold Corporation equity put option, which had an amendment in February 2023, which deferred the exercise and redemption date of the option, and consequently increased the redemption value from $40.0 million to $50.0 million.

The Company did not pay any dividends or have distributions to shareholders during the three months ended March 31, 2024 or 2023.

	For three months ended March 31,
(In thousands of US Dollars)	2024	2023
Operating cash flows before income tax paid and working capital(6)	$37,994	$20,200
Income tax paid	(486)	—
Operating cash flows before movements in working capital(6)	$37,508	$20,200
Working capital movement(6)	(45,440)	(11,045)
Net cash (used in) generated from Operating activities	$(7,932)	$9,155
Net cash used in Investing activities	(21,369)	(23,542)
Net cash used in Financing activities	(3,859)	(3,803)
Net decrease in cash and cash equivalents	$(33,160)	$(18,190)

Net cash used in operating activities for the three months ended March 31, 2024 of $7.9 million compared to an inflow of $9.2 million in the prior year comparative period.

Operating cash flows before income tax paid and movements in working capital for the three months ended March 31, 2024 were strong, at $38.0 million, compared to $20.2 million in the prior year comparative quarter.

As at March 31, 2024, the Company had cash and cash equivalents of $125.4 million, compared with $158.6 million as at December 31, 2023.

| 12

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Summary of Capital Expenditures

For three months ended March 31,	2024	2023	2024	2023	2024	2023	2024	2023
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$470	$1,456	$1,875	$2,812	$—	$141	$2,345	$4,409
Bonikro	5,026	1,405	—	11,629	1,650	768	6,676	13,802
Agbaou	946	1,062	—	—	—	—	946	1,062
Kurmuk	—	—	11,351	—	—	—	11,351	—
Corporate and Other	51	31	—	—	—	5,190	51	5,221
Total	$6,493	$3,954	$13,226	$14,441	$1,650	$6,099	$21,369	$24,494

2.	CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project and exploration properties throughout Africa, located in Mali, Côte d’Ivoire and Ethiopia. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, which are operated as an integrated complex, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, which is expected to drive a compounded and material increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and a proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire complex. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol "AAUC") and has publicly traded convertible debentures trading in U.S. dollars under the symbol "AAUC.DB.U." With Allied having commenced trading on September 11, 2023, the Company expects the first several quarters and the related results to be impacted by its transition to a public company.

3.	REVIEW OF FINANCIAL RESULTS

For the three months ended March 31, 2024

Revenue

Total revenue of $175.1 million for the three months ended March 31, 2024, compared to $154.3 million in the prior year comparative period, resulting from both a 2% increase in the number of ounces sold, or 1,661 ounces, but more meaningfully, 11% higher realized prices.

The change in ounces sold was attributable to the production levels as anticipated, and also due to the timing of sales.

The average realized gold price for the three months ended March 31, 2024, was $207 per ounce higher at $2,053 per ounce versus $1,846 per ounce in the comparative prior period in 2023.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization of $123.3 million for the three months ended March 31, 2024, compared to $122.9 million in the prior year comparative period. The minor increase was predominantly related to higher ounces sold, offset by changes in the general cost structure of the business from the prior year.

Depreciation and amortization ("DA")

Total DA(4) of $14.1 million for the three months ended March 31, 2024 compared to $9.1 million in the 2023 comparative period. The increase of 55%, is mostly attributable to production at Bonikro from PB5 which commenced in the fourth quarter of 2023, and the amortization of related deferred stripping costs, partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the three months ended March 31, 2024, administrative expenses were $14.2 million, compared to $10.6 million in the comparative prior year period, the majority of the difference attributable to planned first quarter expenses as a now-public company. Of note is the significant and meaningful decrease from the fourth quarter administrative expense of $26.8 million.

Expenses are expected to continue to trend lower over the remainder of the year, with quarter-over-quarter savings and improvements expected, the most significant of which expected in the second-half of the year. As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis.

Excluding share-based compensation, the administrative expense for the three months ended on March 31, 2024 was $12.0 million, compared to $9.4 million in the prior year comparative period.

Gain (Loss) on revaluation of call and put options

While the there is no revaluation of call and put options for the three months ended March 31, 2024 as the call and put options that were in place in the prior year were extinguished on the go public event in September of 2023, the prior year was impacted by the Endeavour Gold Corporation equity put option, which had an amendment in February 2023 to defer the exercise and redemption date of the option, and increased the redemption value from $40.0 million to $50.0 million.

Loss on revaluation of financial instruments

The result relates to the following immaterial items:

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and

•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other (loss) income

Other loss of $3.4 million was recorded for the three months ended March 31, 2024, compared to nil million in the comparative prior year period. There are no individually significant values in the financial statement line item.

| 14

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Finance costs

Finance costs of $5.6 million for the three months ended March 31, 2024, compared to $5.9 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.6 million, compared to $1.8 million in the comparative prior year period. The increase is due to the issuance of convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.

•	Other Non-Cash Finance Costs of $2.7 million were slightly lower than the $3.9 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the Bonikro stream agreement (refer the Condensed Consolidated Interim Financial Statements for further details).

•	For the three months ended March 31, 2024, foreign exchange gains were $0.3 million compared to $0.2 million in the comparative prior year period.

Income tax expense

Income tax expense was $13.5 million for the three months ended March 31, 2024 and reflects a current income tax expense of $8.5 million and a deferred income tax expense of $5.0 million. This compares to a total tax expense in the comparative prior quarter of 2023 of $14.0 million, with current income tax expense of $7.9 million and a deferred income tax expense of $6.1 million. The decrease in income tax reflects lower taxable income in its primary operating jurisdictions of Mali and Côte d’Ivoire, with a notable decrease at Bonikro, and a reversal of a prior year accrual relating to the extinguishment of the exchangeable share structure.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 107% on the earnings before tax for the three months ended March 31, 2024, compared to an effective tax rate of negative 260% for the prior period. High effective tax rates are the result of costs incurred in non-taxable jurisdictions, which predominantly include administrative expenses and borrowing costs, while the underlying operations had income before tax which was taxed at the operation's respective rates. Consequently, the tax from the underlying operations becomes disproportional to earnings before tax on a consolidated basis.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Revenue	$175,067	$179,674	$176,685	$145,012	$154,320	$189,600	$146,930	$205,446
(Loss) earnings and total comprehensive (loss) earnings attributable to shareholders	(5,685)	5,445	(194,641)	1,147	(20,433)	(11,314)	(4,908)	16,415
(Loss) earnings per share attributable to shareholders of the Company
Basic	(0.02)	0.02	(0.98)	0.01	(0.11)	(0.06)	(0.03)	0.09
Diluted	(0.02)	0.02	(0.98)	0.01	(0.11)	(0.06)	(0.03)	0.09

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

4.	REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola is an open pit gold mine, located in the Kayes region of Mali. The remaining ownership is retained Government of Mali (20%).

Sadiola Key Performance Information	For three months ended March 31,
(100% Basis)	2024	2023
Operating
Ore mined (M tonnes)	1.92	1.63
Waste mined (M tonnes)	6.96	5.78
Ore processed (M tonnes)	1.19	1.08
Gold
Production (Ounces)	48,330	40,533
Sales (Ounces)	44,868	42,511
Feed grade (g/t)	1.38	1.08
Recovery rate (%)	85.9%	94.0%
Total cost of sales per ounce sold(4)	$1,263	$1,447
Cash costs per ounce sold(1)	$1,172	$1,372
AISC per ounce sold(1)	$1,240	$1,456
Financial (In thousands of US Dollars)
Revenue	$93,011	$78,287
Cost of sales (excluding DA)	(54,728)	(60,055)
Gross profit excluding DA(1)	$38,283	$18,232
Depreciation and amortization ("DA")	(1,962)	(1,460)
Gross Profit	$36,321	$16,772
Capital Expenditures (In thousands of US Dollars)
Sustaining	$470	$1,456
Expansionary	1,875	2,812
Exploration	—	141

For the three months ended March 31, 2024, Sadiola had a strong quarter and fully met expectations with production of 48,330 ounces compared to 40,533 ounces in the comparative prior year period, representing an increase of 19%. Initiatives undertaken at the end of the fourth quarter, predominantly focused on ore-crushing, continued throughout the quarter and were successfully implemented. Results were also positively impacted by the higher feed grade, partially offset by lower recovery due to ore type blending. Diba continues to progress on plan, and is expected to deliver its first production later in the second quarter.

At Sadiola, expected cost reductions are to be achieved through the inclusion of oxide ore from Diba and the sequential and significant increases in production over the remaining quarters of the year.

Gold sales for the three months ended March 31, 2024 were slightly lower than production, resulting from timing of shipments and sales.

In 2023, the Government of Mali introduced a new mining law intended to provide more economic benefit to the State in respect of new mining projects. The Company’s Sadiola mine is bound to a Convention which would not require compliance with the new mining law as the Convention provides for fiscal stability pursuant to the applicable laws that precede the new mining law. Moreover, the new mining law recognizes that mines subject to existing Conventions would be grandfathered. The Company believes the new mining law will not apply to Sadiola and has had discussions with the Government about investing in the expansion of Sadiola under the regime applicable pursuant to the Convention. Equally, the Company is aware of context and background and has indicated that it will continue to cooperate. As part of a broader outreach to mining companies, the Company has been invited to meet with government representatives for discussions on the impact of the new mining law on mining companies and plans to attend those meetings and engage in those discussions.

| 16

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Sadiola Expansion Project and Diba Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, to be followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company.

The Diba Project is located 15 kilometres south of the processing plant at Sadiola and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. was completed on November 9, 2023. Diba, an oxide and higher grade fresh ore body is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. Engineering studies at Diba progressed, with a maiden Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces. The Company has also been actively engaged with local communities, progressing in permitting, and upgrading roads and infrastructure. The total development costs for the Diba Project, including expenses for an access road to transport ore to the Sadiola plant, are anticipated to be $12 million.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, and supplement Diba ore feed, further contributing to production and costs improvements for the next several years, providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through the first quarter. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

| 17

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Diba, Sekekoto West, FE4, and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter, exploratory and resource drilling programs were conducted on the Sadiola and Diba mining licenses. A total of 185 holes were drilled for 19,273 meters by 5 drill rigs, with 106 holes for 14,565 meters completed at Sadiola and 79 holes for 4,708 meters completed at Diba. Resource drilling programs were ongoing at Tambali Pit, S12 prospect, Sekekoto West, and FE2.5 prospects, and at Diba where infill drilling on the historical Mineral Resource area was in progress. Infill drilling at approximately 25-meter spacing on the Diba Mineral Reserve was undertaken by two exploration rigs during the quarter to improve the definition for oxide mining planned in the second quarter.

Core drilling to test the resource potential beneath the Tambali oxide pits was completed. The program aims to define a larger Inferred Mineral Resource for further definition infill in 2024, with a decision on potential mining and subsequent backfilling of the void from the Sadiola Main sulphide mine waste anticipated. Results for all drillholes were returned, including positive results from a hole drilled under the southern end of the Tambali oxide pit in fresh rock, hosted in pyrite-arsenopyrite mineralized psammopelite. This illustrates the opportunity to develop a secondary sulphide resource at Tambali that can contribute to the longer-term life of mine planning for the Sadiola sulphide project outside of the Sadiola Main deposit, offering an alternative mining area.

At Sekokoto West, Allied provided updates regarding progress in the April 10, 2024 press release, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", noting the following highlights:

•	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for resource expansion within the mining license and covers a zone that has been historically underexplored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralisation by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralisation towards the FE3S rock storage facilities.

•	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralisation between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

Sadiola Mineral Reserves and Mineral Resources

Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes. This strategy is designed to optimize near-term cash flow and refine the capital expenditure profile. The start of production from Diba, anticipated later in the second quarter of 2024, will introduce near-surface high-grade oxide ore into the processing mix, complementing the increased rates of fresh ore feed. As of December 31, 2023, Allied has Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Additionally, the total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t. To further grow near-term oxide inventories and maximize near-term free cash flow and operational flexibility, Allied has approved an $8 million 2024 exploration budget at Sadiola, in part, to support a 12,000-metre drilling program aimed at extending these Mineral Resources. Significant work programs are also being pursued at Sekekoto West, FE4 and S12 where results to date show the potential to add additional near-term high-grade oxide ore to the mine plans. Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Diba, the Company has increased flexibility for the execution of the phased expansion, in particular allowing for an optimized allocation of capital and execution of phase 1, which is now expected to be in production in early 2026.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 18

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended March 31,
(100% Basis)	2024	2023
Operating
Ore mined (M tonnes)	0.86	0.30
Waste mined (M tonnes)	3.71	5.16
Ore processed (M tonnes)	0.49	0.58
Gold
Production (Ounces)	18,631	20,038
Sales (Ounces)	21,304	22,597
Feed grade (g/t)	1.28	1.17
Recovery rate (%)	91.9%	90.4%
Total cost of sales per ounce sold(4)	$1,880	$1,491
Cash costs per ounce sold(1)	$1,405	$1,177
AISC per ounce sold(1)	$1,737	$1,283
Financial (In thousands of US Dollars)
Revenue	$42,963	$42,032
Cost of sales (excluding DA)	(30,221)	(26,882)
Gross profit excluding DA(1)	$12,742	$15,150
DA	(9,839)	(6,814)
Gross Profit	$2,903	$8,336
Capital Expenditures (In thousands of US Dollars)
Sustaining	$5,026	$1,405
Expansionary	—	11,629
Exploration	1,650	768

For the three months ended March 31, 2024, Bonikro produced 18,631 ounces compared to 20,038 ounces in the comparative prior period. Following a detailed capability assessment, conducted at the end of the prior year, certain improvements and process adjustments were identified. A short stoppage on the plant and crusher was carried out, allowing the Company to undertake technical adjustments with regards to certain interdependencies in the flow circuit, as well as to resolve certain staffing matters. The plant throughput variability reduced significantly after these improvements were completed, and processing performance has now been fully stabilized. The planned implementation of the aforementioned adjustments resulted in lower throughput was partially offset by higher feed grades and recovery rates. Despite recent improvements, several other opportunities to optimize the plant further are being pursued, including, but not limited to operational and maintenance practices, comminution circuit optimizations, increased gravity gold recovery, better slurry density, and viscosity control practices.

Consistent positive mining performance has ensured mining sequencing remains on plan.

| 19

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

At Bonikro, expected cost reductions are to be achieved through the normalization of production after the aforementioned short processing plant stoppage to implement certain improvements and process adjustments. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the quarter were impacted by capitalized stripping at Pushback 5 ("PB5"). The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the first quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in depreciation and amortization from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

Gold sales were slightly higher than production, due to timing of sales.

As part of the Company's broader objective of becoming more self-reliant, the Company will be installing backup generators in the second quarter at its Côte d'Ivoire operations. The Company is also discussing with a solar power provider a turnkey solar power solution for those operations. Côte d'Ivoire has recently experienced certain issues at some of its power generation plants and the mining industry has been asked to reduce consumption by intermittently shutting down processing plants while power generation equipment is restored to the grid. Installation of generators in the immediate term and solar power in the intermediate term will make the Company more self-reliant with respect to power. Previously provided production guidance from Côte d'Ivoire is not expected to change in the Company's guidance and outlook periods.

Bonikro Exploration

During the quarter, extensive resource and exploration drilling activities were conducted across the company's mining licenses ("ML") and exploration licenses ("EL"). Drilling covered 130 holes, totalling 13,952 metres.

At the Hire mine, core drilling to the WSW of the Agbale prospect, which is expected to be processed at Agbaou, continued beneath and adjacent to the Akissi-So waste rock facility. These areas, historically drilled, yielded intersections of high-grade mineralization associated with a 1 to 2 meter quartz-carbonate-sulphide-gold vein. Allied drilled this vein on a 40 meter sectional basis, confirming a strike of 360 meters, potentially representing an underground target. Further work is needed to advance this target.

At Oume, drilling at the Dougbafla West and North deposits aimed to convert Mineral Inferred Resources to Mineral Indicated Resources, with a focus on the oxide portion of the resource at Dougbafla West. Further drilling will test the strike extent to the north and south, and infill drilling is intended to enhance indicated category resources.

Bonikro Mineral Reserve and Mineral Resource

At Bonikro, Measured and Indicated Mineral Resources totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t and Mineral Reserves total 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t. This reflects the exploration strategy to increase total Mineral Resources at Oume first to better define the orebody before stepping up infill-drilling. Exploration drilling continues at Oume, including advanced resource drilling at Oume West and North. Additionally, Allied is conducting resource drilling and scout drilling at Agbalé in the Hire area to expand the mineral inventory. As noted above, Agbalé ore is planned to be transported to Agbaou due to its metallurgy and short haulage distances. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Agbaou Key Performance Information	For three months ended March 31,
(100% Basis)	2024	2023
Operating
Ore mined (M tonnes)	0.35	0.34
Waste mined (M tonnes)	5.53	6.10
Ore processed (M tonnes)	0.55	0.64
Gold
Production (Ounces)	18,216	18,045
Sales (Ounces)	18,964	18,367
Feed grade (g/t)	1.09	0.89
Recovery rate (%)	94.1%	94.4%
Total cost of sales per ounce sold(4)	$2,146	$2,005
Cash costs per ounce sold(1)	$1,919	$1,901
AISC per ounce sold(1)	$2,125	$2,071
Financial (In thousands of US Dollars)
Revenue	$39,093	$34,001
Cost of sales (excluding DA)	(38,364)	(35,954)
Gross profit excluding DA(1)	$729	$(1,953)
DA	(2,334)	(865)
Gross Profit	$(1,605)	$(2,818)
Capital Expenditures (In thousands of US Dollars)
Sustaining	$946	$1,062
Expansionary	—	—
Exploration	—	—

For the three months ended March 31, 2024 Agbaou produced 18,216 ounces compared to 18,045 ounces in the comparative prior period. First quarter performance was strong, despite the ongoing mining contractor transition in the quarter, now completed. The changeover resulted in planned customary delays with both importation and mobilization of equipment, impacting mine sequencing modestly. However, the Company is confident on meeting its annual mine plan. The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbale Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

At Agbaou, expected cost reductions are to be achieved through the normalization of production after the aforementioned contractor changeover in the first quarter, as well as process optimizations.

Gold sales for the three months ended March 31, 2024 were in line with production, with small differences attributable to timing.

As part of the Company's broader objective of becoming more self-reliant, the Company will be installing backup generators in the second quarter at its Côte d'Ivoire operations. Previously provided production guidance from Côte d'Ivoire is not expected to change in the Company's guidance and outlook periods. Please refer to the Bonikro mine write-up for further details.

| 21

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Agbaou Exploration

During the quarter, extensive resource and exploration drilling activities were undertaken on Agbaou's mining licenses, with 33 holes for a total of 4,320 metres.

At Agbaou, sterilisation drilling was completed for the placement of Waste Rock Dump 3, and along strike drilling completed around the margins of West Pit 2 and West Pit 6. The results of these programs are pending. At quarter end, resource drilling at South Sat 3 pit was underway to test Inferred blocks below the US$1,800 pit optimisation. Preparation and compensation of drill lines was also underway for drilling at the Agbaou South prospect located 5 kilometres south of the Agbaou processing plant.

Agbaou Mineral Reserve and Mineral Resource

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. This outlook is supported by updated Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the advancement of exploration targets in the Agbaou concession and the newly defined Agbalé deposit. This deposit is planned for processing at Agbaou. The company has allocated $6 million to further advance exploration initiatives at Agbaou in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

5.	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project and acquisition of the Diba Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company has made the decision to advance the expanded Kurmuk project, following a two-phase development plan requiring a total capital investment of approximately $500 million. This plan involves a commitment of approximately $155 million for 2024. Post the initial phase, the Company will assess potential optimizations and enhancements before deploying the remaining capital for Kurmuk. The expanded project aims to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain an average of over 240,000 ounces annually over a 10-year mine life, at an AISC(1) of $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Group holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Progress

The Front End Engineering and Design (“FEED”) for the project's critical components was successfully completed on schedule in 2023. The key outcomes of the FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.

•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.

•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase.

•	Estimated pre-production costs of approximately $500 million.

•	Anticipated first production in the mid-2026.

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first quarter of 2024. Activities included implementing the staffing plan, mobilizing the EPCM early works team to the site, advancing detailed engineering, formalizing the procurement plan, defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam is progressing well and is scheduled for completion in the second quarter of 2024, ahead of the wet season. Additionally, sufficient accommodations were built during the first quarter of 2024 to facilitate the initiation of starter camp construction in the upcoming reporting period.

Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

| 23

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Project Exploration

During the first quarter, resource drilling focused on a scout drilling exercise at the Tsenge prospect, with a total of 7 holes for 2,277 meters drilled. By quarter's end, the program was 10% complete with 11 of 104 planned holes executed.

The balance of assays from the fourth quarter of 2023 infill drilling at Dish Mountain was received. Infill drilling in this area is planned for the third and fourth quarters of 2024. Notable drillhole highlights from the southern area of Black Dog Hill at Dish Mountain included significant intersections 70 meters below the base of the US$1,500 pit optimization, suggesting potential to deepen and expand the pit optimizations with further drilling.

Mapping, channel sampling, and core drilling continued at Tsenge, showing promising results. The channel sampling campaign started with two channels, TSCH001 and TSCH002, sampled along drill access roads in the southern Setota area. These efforts revealed significant intersections, encompassing both the gold-mineralized lower-grade sulphide disseminated shear zone and higher gold grades in the extensional quartz-carbonate arrays at the surface. These findings were further underscored by the details shared in the April 10, 2024 press release titled, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", highlighting the following:

•	Extended Mineralisation at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralisation along a 9-kilometre strike length, validated through soil sampling, geological mapping, and scout drilling. The Tsenge area, one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

•	High Economic Potential: Initial drill results and channel sampling have indicated economic thicknesses and grades of gold mineralisation in hard rock both at the surface and at least up to 200 metres vertically below the outcrops.

•	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t gold in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date, including a 24-metre intercept with a grade of over 3 g/t gold near the surface.

Kurmuk Mineral Reserve and Mineral Resource

Kurmuk has Proven and Probable Mineral Reserves of 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Total Measured and Indicated Mineral Resources are over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which has continued to meet with success and supports the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 7km gold in soil and rock anomaly, with positive results as aforementioned.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and AMC.

The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the company's strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totalled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

| 24

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

The foregoing summary of the Transaction and of the Financing are qualified in its entirety by the terms of the Definitive Agreement and Convertible Debenture Indenture which are both available under the Company’s profile on SEDAR+ at www.sedarplus.com.

6.	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2023 Year-End Mineral Reserves and Mineral Resources Summary

During 2023, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves). The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south of the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t. The increase over the prior year reflected meaningful growth at Sadiola, Agbaou and Kurmuk, and partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

The Company’s 2023 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

| 25

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.31 to 0.73 g/t gold	Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.68 to 0.74 g/t gold.	Open pit cut-off grade of 0.5 g/t gold
For Agbale, a $1,800/ounce gold was used with cut-off grades varying from 0.58 to 1.00 g/t gold.

Agbaou (85%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.49 to 0.74 g/t gold	Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2023.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

7.	FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at March 31, 2024	As at December 31, 2023
Current Assets (including Cash and Cash Equivalents)	$256,492	$292,285
Non-Current Assets	674,337	664,001
Total Assets	$930,829	$956,286
Current Liabilities	325,693	353,083
Non-Current Liabilities	222,817	222,169
Total Liabilities	$548,510	$575,252
Equity attributable to Shareholders of the Company	296,348	299,906
Non-controlling interest	85,971	81,128
Total Equity	$382,319	$381,034

Net Working Capital(3)	$34,451	$42,659

| 27

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Total assets were $930.8 million as at March 31, 2024, compared to total assets of $956.3 million as at December 31, 2023. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, along with general increases to property, plant and equipment due to ongoing operations, partially offset by changes to working capital.

Total liabilities as at March 31, 2024, were $548.5 million compared to $575.3 million as at December 31, 2023. The decrease was predominantly attributable to working capital movements that occurred during the first quarter of 2024. Other significant liabilities include: provision of closure & reclamation, deferred consideration (Sadiola and Agbaou acquisitions), trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $125.4 million as at March 31, 2024, compared to $158.6 million as at December 31, 2023. The cash balance was impacted by capital expenditures at Kurmuk, along with general increases to property, plant and equipment due to ongoing operations, partially offset by changes to working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business and believes that cash to be generated from its operations is sufficient to meet its obligations as they come due.

Net working capital(3) was $34.5 million at March 31, 2024. This compared to $42.7 million at December 31, 2023.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at March 31, 2024 were $103.7 million compared to $103.5 million as at December 31, 2023.

Current borrowings are associated with the convertible debentures, net of transaction costs.

LIQUIDITY

The Company plans to meet its spending commitments by utilizing the free cash flows from the operating mines. This includes continued spending on business development activities, exploration and project development. The significant expansion capital required to develop the Sadiola Expansion Project and the Kurmuk Project will be provided by funds from the financing on the go-public transaction and cash flows from operating activities. Further, the Company's three-year credit facility of $100 million is undrawn and available.

The Company’s near-term financial obligations include capital commitments and contingent payments of $6.9 million, interest payments of $9.4 million and deferred consideration of $26.0 million.

| 28

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended March 31,
(In thousands of US Dollars)	2024	2023
Operating cash flows before income tax paid and working capital(6)	$37,994	$20,200
Income tax paid	(486)	—
Operating cash flows before movements in working capital(6)	$37,508	$20,200
Working capital movement(6)	(45,440)	(11,045)
Net cash (used in) generated from operating activities	$(7,932)	$9,155
Net cash used in investing activities	(21,369)	(23,542)
Net cash used in financing activities	(3,859)	(3,803)
Net decrease in cash and cash equivalents	$(33,160)	$(18,190)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2024 was $7.9 million compared to an inflow of $9.2 million in the prior year comparative period.

Operating cash flows before income tax paid and movements in working capital for the three months ended March 31, 2024 were strong, at $38.0 million, compared to $20.2 million in the prior year comparative quarter.

Working capital movement(6) for the three months ended March 31, 2024 negatively impacted cash flows by $45.4 million, compared to a negative impact of $11.0 million in the prior year comparative quarter. Current period working capital was impacted predominantly by the payment of year-end related accruals, along with the payment of certain final previously accrued costs associated with the transaction. Prior year was similarly impacted by the payment of year-end related accruals.

Investing Activities

For the three months ended March 31, 2024, net cash used in investing activities was $21.4 million relatively consistent with the $23.5 million in the prior year comparative quarter. Investing outflows in the current period were comprised primarily of additions to PP&E and exploration and evaluation assets, along with spend on Kurmuk construction-related activities and owner costs, which accounted for $11.4 million of the spend. The comparative prior year was positively impacted by inflows from related party transactions of $1.7 million, which does not have a current period comparative.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended March 31, 2024, net cash used in financing activities was a $3.9 million outflow, relatively consistent with the outflow of $3.8 million in the comparative prior year period. Current period cash outflows from financing activities were primarily related to the payment of interest on the convertible debentures, which is paid on a semi-annual basis in the first and third quarters.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at March 31, 2024	As at December 31, 2023
Total Equity	$382,319	$381,034
Current and Non-Current Borrowings	103,652	103,457
	$485,971	$484,491
Less: Cash and cash equivalents	(125,369)	(158,638)
	$360,602	$325,853

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

As noted previously, the Company’s liabilities related to the two put options (Orion and Endeavour) were extinguished in the public listing.

For the current fiscal year, the Company plans to spend the following amounts on capital expenditures:

•	Sustaining Capex of $29.5 million and $25.0 million of capitalized deferred stripping. Covers capital projects at the three operating mines, required to maintain current levels of production.

•	Expansionary and Exploration CAPEX spending of $198.5 million. Covers all spending (including exploration) at Kurmuk, exploration programs covering the Dougbafla target at Bonikro and sulphide targets at Sadiola, and project developments costs for the Sadiola Expansion Project.

•	Mine Exploration spending of $32.0 million. Covers work programs related to existing production areas (Bonikro, Agbaou and Sadiola oxide targets).

The Company manages its spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on the operating cash flow generated during the year. Based on recent gold prices, the Company expects to be fully financed based on cash flows, however as a precaution, so that the Company is not dependent on gold price, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on its Côte d'Ivoire assets. The proceeds, which are expected to incur a negligible cost of capital based on Proven & Probable Mineral Reserves and remain competitive when assuming Mineral Resource conversion, will bolster and ensure self-funding for Allied’s extensive exploration and optimization program in Côte d'Ivoire where $16.5 million is allocated for 2024 to advance highly prospective sites such as Oume, located north of the Bonikro mill, as well as Akissi-So, Agbalé and other targets. The stream proceeds will enable strategic enhancements distinct from the current life of mine plans, designed to incrementally advance asset value without diminishing shareholder equity and unlock upside that otherwise would not be readily funded as we pursue growth in other target areas. Given the competitive cost of capital, Allied is also exploring the potential to raise proceeds of about $75-$100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk. To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2024, shown on an undiscounted basis:

(In thousands of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	13.5	—	41.7
Deferred consideration	26.0	42.5	—	—	68.5
Capital and other financial commitments	6.9	—	—	—	6.9
Total contractual obligations and commitments	$42.3	$61.3	$120.8	$—	$224.4

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates, with historical shares consolidated using the ratio of 2.2585:

(In millions of units)	As at May 8, 2024	As at March 31, 2024	As at December 31, 2023
Common Shares issued and outstanding	250.7	250.7	250.7
Common Shares to be issued	—	—	—
Preferred Shares issued and outstanding(5)	—	—	—
Total Shares Issued and Outstanding(5)	250.7	250.7	250.7

8.	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended March 31, 2024, spot gold prices (as measured by the London PM Fix price) averaged $2,071 per ounce, compared to $1,892 per ounce in the prior year. During the period, the highest price was $2,214 per ounce and the lowest price was $1,985 per ounce.

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended March 31, 2024, the average USD/EUR exchange rate was 1.0856, the lowest was 1.0717, and the highest was 1.1046. The rate at the end of the period was 1.0800.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

9.	CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2023, except for the application of the Amendments to IAS 1 described below.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2023.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2023 are disclosed in note 4 to the Consolidated Financial Statements - Critical Accounting Judgments and Key Sources of Estimation Uncertainty.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

11.	NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding Depreciation and Amortization;
•	Sustaining, Expansionary and Exploration Capital Expenditures; and
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs and AISC, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(In thousands of US Dollars, unless	For three months ended March 31, 2024				For three months ended March 31, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$30,221	$38,364	$54,728	$123,313	$26,882	$35,954	$60,055	$122,891
DA	9,839	2,334	1,962	14,135	6,814	865	1,460	9,139
Cost of Sales	$40,060	$40,698	$56,690	$137,448	$33,696	$36,819	$61,515	$132,030
Cash Cost Adjustments
DA	$(9,839)	$(2,334)	$(1,962)	$(14,135)	$(6,814)	$(865)	$(1,460)	$(9,139)
Exploration Expenses	(174)	(2,617)	(2,039)	(4,830)	(170)	(1,799)	(1,650)	(3,619)
Agbaou Contingent Consideration	—	683	—	683	—	798	—	798
Silver by-Product credit	(114)	(44)	(100)	(258)	(106)	(42)	(64)	(212)
Total Cash Costs(1)	$29,933	$36,386	$52,589	$118,908	$26,606	$34,911	$58,341	$119,858

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$218	$318	$560	$1,096	$172	$241	$453	$866
Exploration Capital	1,650	—	—	1,650	768	—	141	909
Exploration Expenses	174	2,617	2,039	4,830	170	1,799	1,650	3,619
Sustaining Capital Expenditures	5,026	946	470	6,442	1,405	1,062	1,456	3,923
IFRS 16 Lease Adjustments	—	26	—	26	—	28	—	28
Total AISC(1)	$37,001	$40,293	$55,658	$132,952	$29,121	$38,041	$62,041	$129,203

Gold Ounces Sold	21,304	18,964	44,868	85,136	22,597	18,367	42,511	83,475

Cost of Sales per Gold Ounce Sold	$1,880	$2,146	$1,263	$1,614	$1,491	$2,005	$1,447	$1,582
Cash Cost(1) per Gold Ounce Sold	$1,405	$1,919	$1,172	$1,397	$1,177	$1,901	$1,372	$1,436
AISC(1) per Gold Ounce Sold	$1,737	$2,125	$1,240	$1,562	$1,289	$2,071	$1,459	$1,548

GROSS PROFIT EXCLUDING DEPRECIATION AND AMORTIZATION

The Company uses the financial measure “Gross Profit excluding Depreciation and Amortization” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding Depreciation and Amortization is calculated as Gross Profit plus Depreciation and Amortization.

The Company discloses Gross Profit excluding Depreciation and Amortization because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding Depreciation and Amortization can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

12.	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between March 31, 2024, and December 31, 2023, and results of operations for the three months ended March 31, 2024, and March 31, 2023.

This MD&A has been prepared as of May 9, 2024. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2023. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed effectively as at March 31, 2024.

There was no change in the Company’s internal control over financial reporting for the three months ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at March 31, 2024, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Net earnings and adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1 as holders can convert at any time, but would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

(5)	The Company’s preferred shares were held by Orion. These shares converted on a 1:1 basis into common shares upon the RTO and the company considered the preferred shares to be effectively equivalent to common shares. Historical shares have been restated using the consolidation ratio of 2.2585.

(6)	Working Capital movement refers to the sum of
a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

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